Exhibit 12.1

COMPUTATION OF HISTORICAL RATIOS OF EARNINGS TO FIXED CHARGES (1)

(in thousands, except ratio data)

CLOUD PEAK ENERGY INC.

	December 31,		December 31,
	2014		2014		2013		2012		2011		2010
Earnings:

Income from continuing operations before income tax benefit (provision), earnings (loss) from unconsolidated affiliates and minority interest	$(4,972)		$113,294		$63,066		$234,778		$199,445		$145,990

Amortization of capitalized interest	2,608		10,432		6,602		4,141		1,026		1,368
Distributions of income from equity investments	—		2,250		2,000		1,023		5,250		35
Capitalized interest	(100)		(208)		(29,378)		(41,975)		(44,883)		(24,492)
Fixed charges	12,963		78,143		71,682		79,448		79,205		71,816
Adjusted income from continuing operations before income tax provision	$10,499		$203,910		$113,972		$277,415		$240,043		$194,717
Fixed charges:
Interest expense	$12,668		$77,160		$41,665		$36,327		$33,866		$46,938
Capitalized interest	100		208		29,378		41,975		44,883		24,492
Interest within rental expense	195		775		639		1,146		456		386
Total fixed charges	$12,963		$78,143		$71,682		$79,448		$79,205		$71,816
Ratio of earnings to fixed charges	0.8	x	2.6	x	1.6	x	3.5	x	3.0	x	2.7	x

(1)                                 For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations, (ii) interest expense, net, including the portion of rents representative of an interest factor, (iii) amortization of debt issue costs and capitalized interest, (iv) distributions from equity investments and (v) capitalized interest. Fixed charges consist of interest expense, net, amortization of debt issue costs, and the portions of rents representative of an interest factor.